TROUTMAN SANDERS LLP


                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


                            1660 INTERNATIONAL DRIVE
                            SUITE 600, TYSONS CORNER
                          MCLEAN, VIRGINIA 22102-3805
                            www.troutmansanders.com
                            TELEPHONE: 703-734-4334
                            FACSIMILE: 703-734-4340

David J. Levenson                                       Direct Dial:703-734-4328
david.levenson@troutmansanders.com

                                October 24, 2002


Securities and Exchange Commission
450 Fifth Street, NWWashington, DC  20549

RE:      Agnico-Eagle Mines Limited File No. 1-13422

Dear Ladies/Gentlemen:

         On behalf of the registrant, we are filing via EDGAR its report on Form 6-K for the month of October 2002; one of the reports is manually signed.

         Thank you for your attention to this matter.

                                                     Very truly yours,


                                                     /s/ David J. Levenson
                                                     ---------------------------
                                                     David J. Levenson


cc:      Sean Boyd, President
         New York Stock Exchange
         Nasdaq Stock Market
         Patricia Olasker, Esq.

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       October 2002
                 ---------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


              401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4
--------------------------------------------------------------------------------



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      AGNICO-EAGLE MINES LIMITED



Date:  October 24, 2002                By: /s/ David Garofalo
                                          --------------------------------------
                                          David Garofalo
                                          Vice President, Finance and Chief
                                          Financial Officer

Stock Symbols:  AEM (NYSE)                          For further information:
                AGE (TSE)                           Sean Boyd, President and CEO
                                                    Agnico-Eagle Mines Limited
                                                    (416) 947-1212


For Immediate Release:

(All amounts expressed in U.S. dollars unless otherwise noted)

                 AGNICO-EAGLE REPORTS THIRD QUARTER RESULTS AND
        ANNOUNCES SUCCESSFUL COMMISSIONING OF LARONDE AT 7,000 TPD RATE

(Toronto, Canada - October 23, 2002) - Agnico-Eagle Mines Limited today reported a third quarter net loss of $0.6 million, or $0.01 per share compared to a net loss of $5.6 million, or $0.08 per share in the same period in 2001. Operating cash flow improved to $2.3 million, or $0.03 per share from $0.9 million, or $0.01 per share in the third quarter of 2001. For the year to date, net earnings were $3.2 million, or $0.05 per share compared to a net loss of $4.7 million, or $0.07 per share in 2001 while operating cash flow increased to $14.9 million, or $0.22 per share from $10.9 million, or $0.16 per share in 2001.

Highlights for the third quarter include:

o LaRonde underground mine and mill now operating at 7,000 tons per day with successful commissioning of mill in early October, already reaching peak daily rates of 7,900 tons.
o Although lower than anticipated, both earnings and cash flow improved over prior year levels.
o Deep drilling encountered economic mineralization on western limits of Zone 20 North suggesting greater than anticipated strike length and potential new parallel gold zone.
o High grade gold results from Lapa Property drilling, east of LaRonde, has led to follow up drill program in the fourth quarter.

"Although third quarter gold production was lower than anticipated the LaRonde Mine is now operating at the planned expanded rate of 7,000 tons per day. As a result, gold production in the fourth quarter is expected to achieve record levels", said Sean Boyd, President and Chief Executive Officer.

The Company is hosting a conference call to discuss third quarter results and to provide an update on exploration and development activities at LaRonde on Thursday October 24th, 2002 at 11:00 a.m. (EST). To participate in the conference call, please dial (416) 640-4127. To access the rebroadcast, please dial 1-877-289-8525 and enter the reservation number 177339. The conference call can also be accessed over the Internet through the Company's website www.agnico-eagle.com.



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QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

Change in Reporting Basis

As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. A full set of consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.

Results of Operations

The following table provides a summary analysis of the key variances in net earnings for the third quarter and year to date from those reported in 2001:

(millions of dollars)                               Third Quarter   Year to date
--------------------------------------------------------------------------------
Increase in gold price                               $       1.4    $       6.0
Decrease in interest expense                                 1.0            4.2
Decrease/(increase) in El Coco royalty                       0.2           (2.9)
Decrease in exploration                                      1.6            1.9
Increase in depreciation                                    (0.1)          (0.5)
Other                                                        0.9           (0.8)
                                                     -----------    -----------
Net positive variance                                $       5.0    $       7.9
                                                     -----------    -----------

Excluding the El Coco royalty, cash costs to produce an ounce of gold in the third quarter increased to $197 per ounce from $165 per ounce in 2001. Total cash operating costs to produce an ounce of gold were $208 compared to $181 in the same quarter of 2001. Gold production increased by 9% to 50,073 ounces in the third quarter when compared to 2001. However, cash costs per ounce were adversely affected by lower zinc production and slightly low grades on increased ore throughput. On a per ton basis, minesite operating costs continue to decline as ore throughput increases. Onsite operating costs at LaRonde in the quarter were C$51 per ton, down from C$53 per ton in the same period of 2001. These costs are expected to gradually decrease to C$45 per ton over the next year once the mine and mill are optimized at the 7,000 ton per day rate.

The following table provides a reconciliation of the costs per ounce of gold produced to the financial statements:

   (millions of dollars, except where noted)        Third Quarter   Year to date
-------------------------------------------------------------------------------
Cost of production per income statement             $      15.5    $       52.7
Adjustments:
  Byproduct revenues                                       (4.8)          (19.5)
  Non cash reclamation provision                           (0.2)           (0.9)
                                                    -----------    ------------
Total cash operating costs                          $      10.5    $       32.3
                                                    -----------    ------------
Gold production (ounces)                                 50,073         184,948
                                                    -----------    ------------
Total cash operating cost per ounce                 $       208    $        173
                                                    -----------    ------------

Gold production in the fourth quarter 2002 is forecast to reach 100,000 ounces. Cash costs in the same period, excluding the El Coco royalty, are expected to be approximately $110 per ounce. The El Coco royalty is estimated to add $50 per

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

ounce to cash costs in the fourth quarter. Gold production for the full year 2002 is now forecast to be 285,000 ounces at a cash cost of approximately $130 per ounce and total cash costs, including royalties, of approximately $165 per ounce.

As previously disclosed, gold production is expected to be below target for the year due to delays in accessing higher grade gold mining blocks in Zone 20 North at depth caused by delays in ventilation development which slowed level development at depth. As a result, mining activity was concentrated on the upper zinc/silver parts of Zone 20 North. The activity of work crews to develop Zone 20 North was curtailed by ventilation capacity at depth as well as record high temperatures experienced during the summer. Improvements in the ventilation system and normally cooler fall temperatures have resulted in a significant improvement in the pace of development. In addition, as previously disclosed, an electrical failure of the SAG mill drive resulted in 11 days of lost production in July.

After a scheduled 6-day shutdown in early October, the mill was commissioned and attained the new capacity of 7,000 tons per day within 48 hours. Since startup, ore throughput has averaged 7,500 tons per day, with peak daily rates of 7,900 tons, and daily payable gold production has averaged 1,100 ounces. Currently the mine and the mill are operating at the newly expanded production rate with gold ore from the lower levels of the mine providing approximately 35% of the mill feed. Approximately 85% of the ore processed in 2003 is expected to be sourced from the lower gold-rich levels of the mine, resulting in increased gold production in 2003.

Liquidity and Capital Resources

At September 30, 2002, Agnico-Eagle's consolidated cash and cash equivalents were $17.7 million while working capital was $36.6 million. Including the undrawn portion of its bank credit facility, the Company has $112.7 million of available cash resources.

Cash flow from operating activities in the third quarter improved to $2.3 million from $0.9 million. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense, offset somewhat by lower byproduct metal prices.

For the three months ended September 30, 2002, capital expenditures were $21.5 million compared to $9.4 million in the corresponding 2001 period. The increase is attributable to more intensive underground development and the mill expansion associated with the expansion of the LaRonde operation to 7,000 tons per day. For the full year, capital expenditures at the LaRonde Mine are expected to be $55 million, approximately $10 million above budget due to overruns associated with the delays in underground development, the replacement of the electrical drive in the SAG mill, the addition of an underground spot cooling system and the acceleration of tailings dam construction. Consolidated capital expenditures for the Company are projected to be $60 million, including $5 million of capitalized interest expense and foreign exchange translation losses.

Exploration and Development

Almost 44,000 feet of core drilling was completed during the quarter using eight drills located on the following target areas:

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         o        One drill on production delineation drilling between Levels 98
                  - 152.
         o        Three drills on definition drilling on and below Level 194.
         o Two drills on Level 215 testing Zone 20 North at depth and to the west.
         o Two drills on the 20th Level exploration drift and on the El Coco Property.

During the quarter, the focus of delineation drilling shifted from the upper levels of the mine to the lower levels reflecting the continuing transition to the gold/copper-rich areas of Zone 20 North. However, additional intriguing values were returned from the quartz vein zone in the upper mine. Two additional intercepts were returned from the quartz vein zone first reported in the second quarter. The latest quartz vein results are as follows:

----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)    Cut(2.0 oz)   Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
   9821791             3.0           0.29             0.06       Trace     Trace
----------- --------------- -------------- ---------------- ----------- --------
   9821842             2.0           0.38             0.35       Trace     Trace
----------- --------------- -------------- ---------------- ----------- --------

To date a total of 12 drill holes have been completed over a strike length of 300 feet and a vertical distance of 150 feet. Five of these drill holes have encountered high-grade gold mineralization. Drill holes testing the upper limits of Zone 20 South are systematically being extended south into the sediments to test for further extensions of the quartz vein zone.

Reflecting the transition to the lower levels, definition drilling activity increased significantly due to improved access on both Levels 194 and 215. Drill holes were completed from the haulage drifts and production draw points between Levels 191 and 215, where approximately 85% of 2003 production is expected be sourced. Zone 20 North drilling, highlighted below, continued to confirm both the thicknesses at depth and the strong correlation between improving gold grades and higher copper grades.

----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)    Cut(1.5 oz)   Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
  19120461            30.8           0.27             2.24        1.67      0.88
----------- --------------- -------------- ---------------- ----------- --------
  19120463            20.3           0.34             2.62        1.00      1.64
----------- --------------- -------------- ---------------- ----------- --------
  19120471            33.8           0.15             1.88        0.97      0.51
----------- --------------- -------------- ---------------- ----------- --------
  19420441            28.5           0.14             0.87        0.34      0.72
----------- --------------- -------------- ---------------- ----------- --------
  19420471            45.6           0.14             2.71        3.48      0.45
----------- --------------- -------------- ---------------- ----------- --------
  19420482            36.1           0.25             3.29        1.36      0.72
----------- --------------- -------------- ---------------- ----------- --------
  19420483            34.8           0.18             1.87        1.24      0.44
----------- --------------- -------------- ---------------- ----------- --------
   3194-41            39.4           0.20             1.92        1.57      0.59
----------- --------------- -------------- ---------------- ----------- --------
   3194-43            36.1           0.26             0.58        0.24      0.03
----------- --------------- -------------- ---------------- ----------- --------
   3194-44            35.4           0.17             0.50        0.28      0.10
----------- --------------- -------------- ---------------- ----------- --------
   3194-49            29.5           0.16             6.33        1.46      5.14
----------- --------------- -------------- ---------------- ----------- --------
   3194-50            39.4           0.11             3.97        0.84      4.47
----------- --------------- -------------- ---------------- ----------- --------
   3194-52            31.2           0.13             2.99        0.72      1.92
----------- --------------- -------------- ---------------- ----------- --------
   3194-54            18.0           0.23             2.60        0.71      1.10
----------- --------------- -------------- ---------------- ----------- --------
  21220401            57.1           0.16             1.29        1.08      0.16
----------- --------------- -------------- ---------------- ----------- --------
  21220422            64.0           0.15             1.40        1.26      0.19
----------- --------------- -------------- ---------------- ----------- --------
  21220431            72.2           0.13             1.23        1.00      0.23
----------- --------------- -------------- ---------------- ----------- --------
  21520441            76.1           0.15             1.43        0.99      0.29
----------- --------------- -------------- ---------------- ----------- --------
  21520461            79.7           0.18             2.32        1.33      0.69
----------- --------------- -------------- ---------------- ----------- --------

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Two mining blocks were extracted during the quarter while mining was in progress on two other blocks on Levels 194 and 215, with dilution and grades meeting expectations.

Three definition drill holes completed from Level 194 to further define Zone 20 North were extended into Zone 20 South yielding higher than expected grades. Drill holes will continue to be extended south into the zone as the systematic definition of Zone 20 North continues. The latest Zone 20 South results have been summarized below:

----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)    Cut(1.5 oz)   Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
   3194-41             9.8           0.16             0.96        0.65      1.95
----------- --------------- -------------- ---------------- ----------- --------
   3194-43             9.2           0.20             1.51        0.14      1.57
----------- --------------- -------------- ---------------- ----------- --------
   3194-50            11.5           0.24             0.57        0.22      0.31
----------- --------------- -------------- ---------------- ----------- --------

On the deep exploration program, one additional deep drill hole was completed below the bottom of the Penna Shaft and it encountered two separate gold-bearing zones. The results have been summarized below:

----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)                  Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
  3215-22F             9.2           0.29             0.04        0.01      0.04
----------- --------------- -------------- ---------------- ----------- --------
                      16.7           0.22             0.14          LV      0.01
----------- --------------- -------------- ---------------- ----------- --------

Drill hole 3215-22F was completed at the end of the quarter encountering two gold bearing zones. The drill hole was significant for three main reasons:

o The drill hole encountered a broad zone of alteration and gold mineralization up to 200 feet thick.

o The value over 16.7 feet (southern intercept) appears to correlate with Zone 20 North. This intercept is the deepest and western most value on Zone 20 North encountering the zone at a depth of 9,900 feet below surface. The value lies on the current western limit of the present mineral resource estimate, suggesting that the strike length may be greater than presently indicated.

o The two intercepts are separated by 100 feet of altered felsic volcanics. Previously completed deep drilling has encountered similar mineralization, which was originally interpreted to be isolated gold values. The northern intercept grading 0.29 ounces of gold per ton over
         9.2 feet may be the indication of a new parallel zone.

Currently three drills are testing Zone 20 North at depth. Two drills are testing Zone 20 North along both the eastern and western resource limits at a depth of 7,800 feet below surface, while a third is testing the zone along the western resource margin at a depth of 8,800 feet below surface.

The infrastructure (rail installation, dump, locomotive charging station) has been completed for the Level 215 exploration drift and level development has commenced towards the west. It is expected that the first new drill station will be completed by early November. The Level 215 exploration drift will provide additional drill data that will be incorporated into a study evaluating the economic potential of the Penna Shaft at depth. In addition, the new exploration drift will act as the platform to test the unexplored ground near the western limits of the LaRonde property.

The eastern exploration program continued on the 20th Level exploration drift where an additional four drill holes below the level were completed. The drilling continued to trace the alteration zone, down the western plunge

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originally  indicated by surface  drilling.  The alteration  zone is open to the east and at depth. Currently, one drill is continuing to test the horizon at depth and to the east. A total of 587 feet of development drifting was completed during the quarter, with the drift now located 1,465 feet from the Sphinx property boundary, which is anticipated to be reached by the middle of 2003.




























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

Grassroots Exploration

As previously disclosed, an option agreement was signed earlier this year between Agnico-Eagle and Breakwater Resources Ltd. for their Zulapa and Tonawanda properties, known collectively as the Lapa Property. Agnico-Eagle has the ability to earn a 60% interest over a five-year option period by completing certain work commitments. The Lapa Property is located in Cadillac Township, Quebec, and has the potential to host a gold mine similar to other mines located along the Cadillac-Larder Lake Break. Work by Breakwater between 1981-1989 resulted in a mineral inventory calculation of 1,854,659 tonnes at 0.19 ounces of gold per ton from all of the zones.

In 1999, Breakwater completed a four hole drill program designed to test "Zone A" and discovered a new gold bearing horizon, called the "Contact Zone" located approximately 160 feet to the north of "Zone A". This new zone consisted of a sericitized shear zone containing blue-grey quartz stringers and veins along with disseminated mineralization consisting of arsenopyrite, stibnite, pyrrhotite as well as visible gold found locally. The shear dipped vertically and was hosted by the Piche Group (ultramafic) and was located at the contact with the Cadillac Group (sediments). Three of the four holes returned the following results:

            ----------- --------------- -------------- -------------
                                  True   Gold(oz/ton)   Gold(oz/ton)
            Drill Hole   Thickness(ft)    Cut(1.0 oz)        (uncut)
            ----------- --------------- -------------- -------------
               LA99-02            26.2           0.29           0.39
            ----------- --------------- -------------- -------------
               LA99-03             9.8           0.34           0.42
            ----------- --------------- -------------- -------------
               LA99-04             6.5           0.25           0.25
            ----------- --------------- -------------- -------------

To date, Agnico-Eagle has completed 10,000 feet of drilling consisting of four holes. Three of these holes intersected the Contact Zone at a vertical depth of 2,100 feet below surface and along a strike length of 750 feet, which is open to the east, west and at depth. The holes returned the following results:

            ----------- --------------- -------------- -------------
                                  True   Gold(oz/ton)   Gold(oz/ton)
            Drill Hole   Thickness(ft)    Cut(1.0 oz)        (uncut)
            ----------- --------------- -------------- -------------
            118-02-01A             9.5           0.23           0.34
            ----------- --------------- -------------- -------------
            118-02-02B            14.9           0.32           0.32
            ----------- --------------- -------------- -------------
             118-02-03             5.9           0.13           0.13
            ----------- --------------- -------------- -------------


Hole 118-02-02B encountered auriferous mineralization in a second zone approximately 20 feet further north of the Contact Zone. This new zone returned
0.32 ounces per ton gold over a true thickness of 10.4 feet. A second phase drill program is planned for the fourth quarter and is designed to test the ore zone 500 feet below Agnico-Eagle's first set of holes as well as to test for the structures existence towards the east. This program should allow for the calculation of a mineral inventory and if necessary a possible third phase drill program would concentrate on infill drilling in order to calculate a mineral resource.

The Longitudinal illustrations that detail the drill results presented in this press release can be viewed and/or downloaded from the Company's website:


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         www.agnico-eagle.com (Press Release) or
         --------------------
         http://files.newswire.ca/3/20N2.pdf
         -----------------------------------
         http://files.newswire.ca/3/20N3.pdf
         -----------------------------------
         http://files.newswire.ca/3/inf.pdf
         ----------------------------------
         http://files.newswire.ca/3/Qtz.pdf
         ----------------------------------
         http://files.newswire.ca/3/Results.pdf
         --------------------------------------
         http://files.newswire.ca/3/Zone22.pdf
         -------------------------------------


This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at its LaRonde Mine.




















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


Summarized Quarterly Data (Unaudited)                                                                Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                       Three months ended September 30,     Nine months ended September 30,
except where noted)                                              2002               2001              2002               2001
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Financial Data

Income and cash flow
Revenues from mining operations                            $      20,224      $      18,944     $      76,387      $      69,573
Net income (loss) for period                               $        (630)     $      (5,631)    $       3,207      $      (4,653)
Net income (loss) per share                                $       (0.01)     $       (0.08)    $        0.05      $       (0.07)
Operating cash flow (before non-cash working capital)      $       2,343      $         939     $      14,948      $      10,879
Operating cash flow per share                              $        0.03      $        0.01     $        0.22      $        0.16
Weighted average number of shares - basic (in thousands)          69,549             67,201            68,863             59,238

Operating and Financial Summary
LaRonde Division
Revenues from mining operations                            $      20,224      $      18,944     $      76,387      $      69,573
Mine operating costs                                              15,460             13,995            52,676             47,124
--------------------------------------------------------------------------------------------------------------------------------
Mine operating profit                                      $       4,764      $       4,949     $      23,711      $      22,449
================================================================================================================================

Tons of ore milled                                               456,818            386,929         1,425,234          1,324,317
Head grades:
     Gold                                                           0.13               0.13              0.15               0.14
     Silver                                                         2.25               2.48              2.34               2.36
     Zinc                                                           4.01%              5.22%             4.30%              5.26%
     Copper                                                         0.31%              0.20%             0.28%              0.19%
Recovery rates:
     Gold                                                          92.43%             91.29%            93.28%             92.95%
     Silver                                                        77.60%             76.80%            80.41%             80.10%
     Zinc                                                          67.20%             78.40%            78.28%             78.50%
     Copper                                                        63.60%             52.60%            63.44%             58.00%
Payable production:
     Gold (ounces)                                                50,073             45,928           184,948            168,488
     Silver (ounces in thousands)                                    547                570             1,990              1,927
     Zinc (pounds in thousands)                                   20,713             26,808            81,450             92,670
     Copper (pounds in thousands)                                  1,728                716             4,943              2,681
Realized prices per unit of production:
     Gold (per ounce)                                      $         314      $         284     $         307      $         271
     Silver (per ounce)                                    $        4.73      $        4.21     $        4.65      $        4.40
     Zinc (per pound)                                      $        0.37      $        0.37     $        0.36      $        0.42
     Copper (per pound)                                    $        0.74      $        0.66     $        0.75      $        0.75

Onsite operating costs per ton milled (Canadian dollars)   $          51      $          53     $          51      $          52
================================================================================================================================

Operating costs per gold ounce produced:
Onsite operating costs (including reclamation provision)   $         304      $         291     $         256      $         269
Less: Non-cash reclamation provision                                  (5)                (5)               (5)                (5)
         Net byproduct revenues                                     (102)              (121)             (108)              (133)
--------------------------------------------------------------------------------------------------------------------------------
Cash operating costs                                       $         197      $         165     $         143      $         131
Accrued El Coco royalties                                             11                 16                30                 13
--------------------------------------------------------------------------------------------------------------------------------
Total cash costs                                           $         208      $         181     $         173      $         144
Non-cash costs:
     Reclamation provision                                             5                  5                 5                  5
     Depreciation and amortization                                    66                 51                55                 49
--------------------------------------------------------------------------------------------------------------------------------
Total operating costs                                      $         279      $         237     $         233      $         198
================================================================================================================================




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


Consolidated Balance Sheets                               Agnico-Eagle Mines Limited
------------------------------------------------------------------------------------
 (thousands of United States dollars, US GAAP basis)  September 30,     December 31,
                                                               2002             2001
------------------------------------------------------------------------------------
                                                       (Unaudited)
ASSETS
Current
Cash and cash equivalents                             $      17,699    $      21,180
Metals awaiting settlement and gold bullion                  17,654           20,080
Income taxes recoverable                                        857              628
Inventories:
   In-process and unsold metal products                       5,137            5,854
   Supplies                                                   4,950            3,903
Prepaid expenses and other                                    3,633            3,822

Total current assets                                         49,930           55,467
Fair values of derivative financial instruments               2,656            6,851
Investments and other assets                                 12,100            6,035
Future income and mining tax assets                          26,886           27,196
Mining properties                                           341,919          301,221
------------------------------------------------------------------------------------
                                                      $     433,491    $     396,770
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities              $      12,134    $       9,423
Dividends payable                                               509            1,853
Income and mining taxes payable                                 271            1,231
Interest payable                                                407            2,052

------------------------------------------------------------------------------------
Total current liabilities                                    13,321           14,559
------------------------------------------------------------------------------------
Long-term debt                                              173,750          151,081
------------------------------------------------------------------------------------
Reclamation provision and other liabilities                   5,060            4,055
------------------------------------------------------------------------------------
Fair values of derivative financial instruments               5,489            7,026
------------------------------------------------------------------------------------
Future income and mining tax liabilities                     17,371           18,317
------------------------------------------------------------------------------------

Shareholders' Equity
Common shares
     Authorized - unlimited
     Issued - 69,722,269 (2001 - 67,722,853)                423,639          407,347
Contributed surplus                                           7,181            7,181
Deficit                                                    (194,013)        (197,220)
Accumulated other comprehensive loss                        (18,307)         (15,576)
------------------------------------------------------------------------------------
Total shareholders' equity                                  218,500          201,732
------------------------------------------------------------------------------------
                                                      $     433,491    $     396,770
====================================================================================




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Interim Consolidated Statements of Income (Unaudited)                        Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------------------------
                                                            Three months ended        Nine months ended
(thousands of United States dollars,                             September 30,            September 30,
except per share amounts, US GAAP basis)                       2002       2001         2002        2001
-------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                            $ 20,224    $ 18,944    $ 76,387    $ 69,573
Interest and sundry income                                    2,160          40       2,773       3,369

-------------------------------------------------------------------------------------------------------
                                                             22,384      18,984      79,160      72,942
COSTS AND EXPENSES
Production                                                   15,460      13,995      52,676      47,124
Exploration                                                   1,081       2,697       2,724       4,583
Depreciation and amortization                                 3,313       3,230      10,242       9,756
General and administrative                                    1,364         882       3,863       2,941
Capital tax                                                     182         474       1,174       1,356
Interest                                                      1,833       2,846       5,486       9,731

-------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                            (849)     (5,140)      2,995      (2,549)

Foreign currency gain (loss)                                    439        (530)        940        (223)

Income (loss) before income and mining tax recoveries          (410)     (5,670)      3,935      (2,772)
Income and mining tax expense (recoveries)                      220         (39)        728       1,881
-------------------------------------------------------------------------------------------------------
Net income (loss) for the period                           $   (630)   $ (5,631)   $  3,207    $ (4,653)
=======================================================================================================

Net income (loss) per share - basic and diluted (note 3)   $  (0.01)   $  (0.08)   $   0.05    $  (0.07)
=======================================================================================================

Weighted average number of shares (in thousands)-
   basic                                                     69,549      67,201      68,863      59,238
   diluted                                                   80,923      77,953      80,237      69,991
=======================================================================================================

Comprehensive income (loss):

Net Income (loss) for the period                           $   (630)   $ (5,631)   $  3,207    $ (4,653)
Other comprehensive loss:
   Unrealized gain (loss) on hedging activities, net of
     related income taxes                                       557        --        (2,731)       --
   Cummulative transitional adjustment upon the
     adoption of FAS 133 related to the accounting
     for derivative instruments and hedging
     activities, net of related income taxes                   --          --          --        (1,785)
-------------------------------------------------------------------------------------------------------
Comprehensive income (loss) for the period                 $    (73)   $ (5,631)   $    476    $ (6,438)
=======================================================================================================



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Interim Consolidated Statements of Deficit                 Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP basis)    September 30,     December 31,
                                                                2002             2001
-------------------------------------------------------------------------------------
                                                        (Unaudited)
Deficit
Balance, beginning of period                           $    (197,220)   $    (190,465)
Net income (loss) for the period                               3,207           (5,401)
Dividends declared                                              --             (1,354)
-------------------------------------------------------------------------------------
Balance, end of period                                 $    (194,013)   $    (197,220)
=====================================================================================



Accumulated other comprehensive loss
Balance, beginning of period                           $     (15,576)   $     (13,791)
Other comprehensive loss for the period                       (2,731)          (1,785)
=====================================================================================
Balance, end of period                                 $     (18,307)   $     (15,576)
=====================================================================================
























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Interim Consolidated Statements of Cash Flows (Unaudited)                                     Agnico-Eagle Mines Limited
------------------------------------------------------------------------------------------------------------------------
                                                                            Three months ended         Nine months ended
(thousands of United States dollars, US GAAP basis)                              September 30,             September 30,
                                                                             2002         2001         2002         2001
------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss) for the period                                        $    (630)   $  (5,631)   $   3,207    $  (4,653)
Add (deduct) items not affecting cash from operating activities:
Depreciation and amortization                                               3,313        3,230       10,242        9,756
Provision for (recoveries of) future income and mining taxes                  541         (728)         541        2,028
Unrealized (gain) loss on derivative contracts                             (1,344)       1,177       (1,344)      (1,623)
Amortization of deferred interest and financing costs                         463          836        2,302        2,379
Other                                                                        --          2,055         --          2,992
------------------------------------------------------------------------------------------------------------------------
                                                                            2,343          939       14,948       10,879
Net change in non-cash working capital balances related to operations
Metals awaiting settlement and gold bullion                                11,913          926        2,426       (5,796)
Inventories                                                                  (507)      (1,940)        (330)      (2,603)
Prepaid expenses and other                                                   (124)        (631)         189          743
Income and mining taxes                                                      (649)        (718)      (1,189)       1,366
Accounts payable and accrued liabilities                                   (3,016)        (671)       2,712       (6,729)
Interest payable                                                           (1,659)      (1,443)      (1,645)      (1,445)
------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                              8,301       (3,538)      17,111       (3,585)
------------------------------------------------------------------------------------------------------------------------

Investing activities
Additions to mining properties                                            (21,486)      (9,421)     (50,940)     (26,476)
Increase in investments and other                                            (504)        (253)        (808)        (218)
------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                   (21,990)      (9,674)     (51,748)     (26,694)
------------------------------------------------------------------------------------------------------------------------

Financing activities
Dividends paid                                                                (25)        --         (1,344)      (1,114)
Common shares issued                                                        3,502        1,508       16,066       84,524
Financing cost                                                               --            164       (5,266)      (5,209)
Proceeds from long-term debt                                                 --           --        143,750        7,500
Repayment of the Company's senior convertible notes                          --           --       (122,169)        --
Resale of the Company's own shares held by a
   subsidiary company and other                                              --          1,082         --          7,479
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                        3,477        2,754       31,037       93,180
------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                 (400)        (464)         119         (394)
Net increase (decrease) in cash and cash equivalents                      (10,612)     (10,922)      (3,481)      62,507
Cash and cash equivalents, beginning of period                             28,311       87,335       21,180       13,906
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $  17,699    $  76,413    $  17,699    $  76,413
========================================================================================================================

Other operating cash flow information:
Interest paid during the period                                         $   3,708    $   3,674    $  22,950    $   8,936
========================================================================================================================
Taxes paid (recovered) during the period                                $     663    $     688    $   3,302    $  (1,516)
========================================================================================================================




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--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)
--------------------------------------------------------------------------------

1.       Basis of Presentation

         Prior  to  January  1,  2002,  the  Company's   consolidated  financial
         statements were prepared under Canadian generally  accepted  accounting
         principles   ("Canadian  GAAP").  A  reconciliation  to  United  States generally  accepted  accounting  principles ("US GAAP") is presented in
         Note 11 to the 2001  annual  consolidated  financial  statements.  As a
         result  of  its  substantial  US  shareholder   base  and  to  maintain
         comparability  with other  companies  in the gold  sector,  the Company changed its primary basis of reporting to US GAAP effective  January 1,
         2002.  Interim  consolidated   financial  statements  and  the  related
         management  discussion  and analysis  prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2002 and the results of operations and cash flows for the three and nine month periods ended September 30, 2002 and 2001.

         Operating  results for the three and nine month periods ended September
         30, 2002 are not  necessarily  indicative  of the  results  that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited  interim  financial  statements should be read in conjunction
         with  the  fiscal  2001  annual  consolidated   financial   statements,
         including the accounting  policies and notes  thereto,  included in the
         Annual Report and Annual Information  Form/Form 20-F for the year ended
         December 31, 2001.

2.       Use of Estimates

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.       Capital Stock

         For the nine-month period ended September 30, 2002, weighted average number of shares for purposes of calculating basic and diluted earnings per share have been determined as follows (in thousands):

         Weighted average number of shares
           for purposes of calculating basic earnings per share          68,863        59,238
         Dilutive effect of employees stock options                       1,106         3,699
         Dilutive effect of the Company's convertible debentures         10,268         7,054
         ------------------------------------------------------------------------------------
         Adjusted weighted average number of shares,
           for purposes of calculating diluted earnings per share        80,237        69,991
         ------------------------------------------------------------------------------------


         The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the calculation of fully-diluted earnings per share.



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--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)
--------------------------------------------------------------------------------

3.       Capital Stock (continued)

         The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at September 30, 2002 were exercised:

         Common shares outstanding at September 30, 2002              69,722,269
         Convertible debenture [based on debenture holders' option]   10,267,919
         Employees' stock options                                      2,862,000
         -----------------------------------------------------------------------
                                                                      82,852,188
         =======================================================================

         Issued and outstanding capital includes the advances to officers and directors of $0.4 million (2001 - $0.4 million).

         During the nine-month period ended September 30, 2002,  1,887,600 (2001
         - 377,850) employee stock options were exercised for cash of $14.2 million (2001 - $1.9 million).

         The  Company   accounts  for  its  stock-based  plan  under  Accounting
         Principles Board Opinion 25 "Accounting for Stock Issued to Employees",
         which  results  in  the  recording  of  no   compensation   expense  in
         Agnico-Eagle's  circumstances.  On a pro forma  basis  under  Financial
         Standards   Accounting  Board  ("FASB")  Statement  No.  123,  for  the
         nine-month  period ended  September  30, 2002,  the Company  would have reported  net income of $1.5  million  (2001 - $(5.1)  million),  after giving effect to the grants  subsequent to 1994.  The weighted  average exercise  price of options  granted  in 2002  amounted  to C$16.14  per share.  The estimated fair value of the options is amortized to expense over the options' vesting period, on a pro forma basis.

         Agnico-Eagle   estimated   the  fair   value  of   options   under  the
         Black-Scholes  option-pricing  model and the following weighted average
         assumptions  using  a  risk  free  interest  rate  of  5.5%;   expected
         volatility of  Agnico-Eagle's  share price of 32.4%;  expected dividend yield of 0.46% and an expected life of the options of 2 years.

         The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.






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--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)

--------------------------------------------------------------------------------


4.       Long-term debt

                                                  September 30, 2002    December 31, 2001
-----------------------------------------------------------------------------------------
                                                      (Unaudited)
         Convertible debenture (note 4(a))        $          143,750    $            --
         Senior convertible notes (note 4(b))                   --                121,081
         Revolving credit facility                            30,000               30,000
-----------------------------------------------------------------------------------------
                                                  $          173,750    $         151,081
=========================================================================================

(a)      Convertible debentures

         On February 11, 2002, Agnico-Eagle issued $143.75 million aggregate stated amount at maturity of convertible debentures due February 11, 2012 for net proceeds of $138.5 million after deducting underwriting commissions and other issue costs totalled $5.3 million. The debentures bear interest of 4.50% per annum payable in cash or in common shares, at the Company's option, semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 stated amount. The debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006 for cash.

(b)      Senior convertible notes

         In February 2002, the entire amount of the Company's senior convertible notes was called for redemption on March 18, 2002 for cash of $120.9 million. There is no gain or loss on the redemption of the Company's senior convertible notes.

5.       Recent Accounting Pronouncement

         Staff Accounting Bulletin No. 74 released by the staff of the U.S. Securities and Exchange Commission ("SEC") requires disclosures of certain information related to new accounting standards which have not been adopted due to delayed effective dates. FAS No. 143 on "Asset Retirement Obligations", which is effective for financial years beginning after June 15, 2002, requires asset retirement obligations to be initially measured at fair value at the time the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. Agnico-Eagle is currently evaluating the impact of adopting FAS No. 143. Effective January 1, 2002, the Company adopted FAS No. 144 on "Accounting for the Impairment of Long-Lived Assets", which sets out accounting criteria for the determination of impairment of long-lived assets. The adoption of FAS No. 144 has no material impact on the Company's financial results.








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                            THIRD QUARTER REPORT 2002

Agnico-Eagle Mines Limited reported a third quarter net loss of $0.6 million, or $0.01 per share compared to a net loss of $5.6 million, or $0.08 per share in the same period in 2001. Operating cash flow improved to $2.3 million, or $0.03 per share from $0.9 million, or $0.01 per share in the third quarter of 2001. For the year to date, net earnings were $3.2 million, or $0.05 per share compared to a net loss of $4.7 million, or $0.07 per share in 2001 while operating cash flow increased to $14.9 million, or $0.22 per share from $10.9 million, or $0.16 per share in 2001.

Highlights for the third quarter include:

o LaRonde underground mine and mill now operating at 7,000 tons per day with successful commissioning of mill in early October, already reaching peak daily rates of 7,900 tons.
o Although lower than anticipated, both earnings and cash flow improved over prior year levels.
o Deep drilling encountered economic mineralization on western limits of Zone 20 North suggesting greater than anticipated strike length and potential new parallel gold zone.
o High grade gold results from Lapa Property drilling, east of LaRonde, has led to follow up drill program in the fourth quarter.

Although third quarter gold production was lower than anticipated, the LaRonde Mine is now operating at the planned expanded rate of 7,000 tons per day. As a result, gold production in the fourth quarter is expected to achieve record levels.


QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

Change in Reporting Basis

As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. A full set of consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.




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Results of Operations

The following table provides a summary analysis of the key variances in net earnings for the third quarter and year to date from those reported in 2001:

(millions of dollars)                               Third Quarter   Year to date
--------------------------------------------------------------------------------
Increase in gold price                               $       1.4    $       6.0
Decrease in interest expense                                 1.0            4.2
Decrease/(increase) in El Coco royalty                       0.2           (2.9)
Decrease in exploration                                      1.6            1.9
Increase in depreciation                                    (0.1)          (0.5)
Other                                                        0.9           (0.8)
                                                     -----------    -----------
Net positive variance                                $       5.0    $       7.9
                                                     -----------    -----------

Excluding the El Coco royalty, cash costs to produce an ounce of gold in the third quarter increased to $197 per ounce from $165 per ounce in 2001. Total cash operating costs to produce an ounce of gold were $208 compared to $181 in the same quarter of 2001. Gold production increased by 9% to 50,073 ounces in the third quarter when compared to 2001. However, cash costs per ounce were adversely affected by lower zinc production and slightly low grades on increased ore throughput. On a per ton basis, minesite operating costs continue to decline as ore throughput increases. Onsite operating costs at LaRonde in the quarter were C$51 per ton, down from C$53 per ton in the same period of 2001. These costs are expected to gradually decrease to C$45 per ton over the next year once the mine and mill are optimized at the 7,000 ton per day rate.

The following table provides a reconciliation of the costs per ounce of gold produced to the financial statements:

   (millions of dollars, except where noted)        Third Quarter   Year to date
-------------------------------------------------------------------------------
Cost of production per income statement             $      15.5    $       52.7
Adjustments:
  Byproduct revenues                                       (4.8)          (19.5)
  Non cash reclamation provision                           (0.2)           (0.9)
                                                    -----------    ------------
Total cash operating costs                          $      10.5    $       32.3
                                                    -----------    ------------
Gold production (ounces)                                 50,073         184,948
                                                    -----------    ------------
Total cash operating cost per ounce                 $       208    $        173
                                                    -----------    ------------

Gold production in the fourth quarter 2002 is forecast to reach 100,000 ounces. Cash costs in the same period, excluding the El Coco royalty, are expected to be approximately $110 per ounce. The El Coco royalty is estimated to add $50 per ounce to cash costs in the fourth quarter. Gold production for the full year 2002 is now forecast to be 285,000 ounces at a cash cost of approximately $130 per ounce and total cash costs, including royalties, of approximately $165 per ounce.

As previously disclosed, gold production is expected to be below target for the year due to delays in accessing higher grade gold mining blocks in Zone 20 North at depth caused by delays in ventilation development which slowed level development at depth. As a result, mining activity was concentrated on the upper zinc/silver parts of Zone 20 North. The activity of work crews to develop Zone 20 North was curtailed by ventilation capacity at depth as well as record high temperatures experienced during the summer. Improvements in the ventilation system and normally cooler fall temperatures have resulted in a significant improvement in the pace of development. In addition, as previously disclosed, an electrical failure of the SAG mill drive resulted in 11 days of lost production in July.


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After a scheduled 6-day shutdown in early October, the mill was commissioned and attained the new capacity of 7,000 tons per day within 48 hours. Since startup, ore throughput has averaged 7,500 tons per day, with peak daily rates of 7,900 tons, and daily payable gold production has averaged 1,100 ounces. Currently the mine and the mill are operating at the newly expanded production rate with gold ore from the lower levels of the mine providing approximately 35% of the mill feed. Approximately 85% of the ore processed in 2003 is expected to be sourced from the lower gold-rich levels of the mine, resulting in increased gold production in 2003.

Liquidity and Capital Resources

At September 30, 2002, Agnico-Eagle's consolidated cash and cash equivalents were $17.7 million while working capital was $36.6 million. Including the undrawn portion of its bank credit facility, the Company has $112.7 million of available cash resources.

Cash flow from operating activities in the third quarter improved to $2.3 million from $0.9 million. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense, offset somewhat by lower byproduct metal prices.

For the three months ended September 30, 2002, capital expenditures were $21.5 million compared to $9.4 million in the corresponding 2001 period. The increase is attributable to more intensive underground development and the mill expansion associated with the expansion of the LaRonde operation to 7,000 tons per day. For the full year, capital expenditures at the LaRonde Mine are expected to be $55 million, approximately $10 million above budget due to overruns associated with the delays in underground development, the replacement of the electrical drive in the SAG mill, the addition of an underground spot cooling system and the acceleration of tailings dam construction. Consolidated capital expenditures for the Company are projected to be $60 million, including $5 million of capitalized interest expense and foreign exchange translation losses.

Exploration and Development

Almost 44,000 feet of core drilling was completed during the quarter using eight drills located on the following target areas:

         o        One drill on production delineation drilling between Levels 98
                  - 152.
         o        Three drills on definition drilling on and below Level 194.
         o Two drills on Level 215 testing Zone 20 North at depth and to the west.
         o Two drills on the 20th Level exploration drift and on the El Coco Property.

During the quarter, the focus of delineation drilling shifted from the upper levels of the mine to the lower levels reflecting the continuing transition to the gold/copper-rich areas of Zone 20 North. However, additional intriguing values were returned from the quartz vein zone in the upper mine. Two additional intercepts were returned from the quartz vein zone first reported in the second quarter. The latest quartz vein results are as follows:


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----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)    Cut(2.0 oz)   Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
   9821791             3.0           0.29             0.06       Trace     Trace
----------- --------------- -------------- ---------------- ----------- --------
   9821842             2.0           0.38             0.35       Trace     Trace
----------- --------------- -------------- ---------------- ----------- --------

To date a total of 12 drill holes have been completed over a strike length of 300 feet and a vertical distance of 150 feet. Five of these drill holes have encountered high-grade gold mineralization. Drill holes testing the upper limits of Zone 20 South are systematically being extended south into the sediments to test for further extensions of the quartz vein zone.

Reflecting the transition to the lower levels, definition drilling activity increased significantly due to improved access on both Levels 194 and 215. Drill holes were completed from the haulage drifts and production draw points between Levels 191 and 215, where approximately 85% of 2003 production is expected be sourced. Zone 20 North drilling, highlighted below, continued to confirm both the thicknesses at depth and the strong correlation between improving gold grades and higher copper grades.

----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)    Cut(1.5 oz)   Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
  19120461            30.8           0.27             2.24        1.67      0.88
----------- --------------- -------------- ---------------- ----------- --------
  19120463            20.3           0.34             2.62        1.00      1.64
----------- --------------- -------------- ---------------- ----------- --------
  19120471            33.8           0.15             1.88        0.97      0.51
----------- --------------- -------------- ---------------- ----------- --------
  19420441            28.5           0.14             0.87        0.34      0.72
----------- --------------- -------------- ---------------- ----------- --------
  19420471            45.6           0.14             2.71        3.48      0.45
----------- --------------- -------------- ---------------- ----------- --------
  19420482            36.1           0.25             3.29        1.36      0.72
----------- --------------- -------------- ---------------- ----------- --------
  19420483            34.8           0.18             1.87        1.24      0.44
----------- --------------- -------------- ---------------- ----------- --------
   3194-41            39.4           0.20             1.92        1.57      0.59
----------- --------------- -------------- ---------------- ----------- --------
   3194-43            36.1           0.26             0.58        0.24      0.03
----------- --------------- -------------- ---------------- ----------- --------
   3194-44            35.4           0.17             0.50        0.28      0.10
----------- --------------- -------------- ---------------- ----------- --------
   3194-49            29.5           0.16             6.33        1.46      5.14
----------- --------------- -------------- ---------------- ----------- --------
   3194-50            39.4           0.11             3.97        0.84      4.47
----------- --------------- -------------- ---------------- ----------- --------
   3194-52            31.2           0.13             2.99        0.72      1.92
----------- --------------- -------------- ---------------- ----------- --------
   3194-54            18.0           0.23             2.60        0.71      1.10
----------- --------------- -------------- ---------------- ----------- --------
  21220401            57.1           0.16             1.29        1.08      0.16
----------- --------------- -------------- ---------------- ----------- --------
  21220422            64.0           0.15             1.40        1.26      0.19
----------- --------------- -------------- ---------------- ----------- --------
  21220431            72.2           0.13             1.23        1.00      0.23
----------- --------------- -------------- ---------------- ----------- --------
  21520441            76.1           0.15             1.43        0.99      0.29
----------- --------------- -------------- ---------------- ----------- --------
  21520461            79.7           0.18             2.32        1.33      0.69
----------- --------------- -------------- ---------------- ----------- --------

Two mining blocks were extracted during the quarter while mining was in progress on two other blocks on Levels 194 and 215, with dilution and grades meeting expectations.

Three definition drill holes completed from Level 194 to further define Zone 20 North were extended into Zone 20 South yielding higher than expected grades. Drill holes will continue to be extended south into the zone as the systematic definition of Zone 20 North continues. The latest Zone 20 South results have been summarized below:


Two mining blocks were extracted during the quarter while mining was in progress on two other blocks on Levels 194 and 215, with dilution and grades meeting expectations.

Three definition drill holes completed from Level 194 to further define Zone 20 North were extended into Zone 20 South yielding higher than expected grades. Drill holes will continue to be extended south into the zone as the systematic definition of Zone 20 North continues. The latest Zone 20 South results have been summarized below:

----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)    Cut(1.5 oz)   Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
   3194-41             9.8           0.16             0.96        0.65      1.95
----------- --------------- -------------- ---------------- ----------- --------
   3194-43             9.2           0.20             1.51        0.14      1.57
----------- --------------- -------------- ---------------- ----------- --------
   3194-50            11.5           0.24             0.57        0.22      0.31
----------- --------------- -------------- ---------------- ----------- --------


                                                                               4
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On the deep  exploration  program,  one additional deep drill hole was completed below the bottom of the Penna Shaft and it encountered two separate gold-bearing zones. The results have been summarized below:

----------- --------------- -------------- ---------------- ----------- --------
                      True   Gold(oz/ton)
Drill Hole   Thickness(ft)                  Silver(oz/ton)   Copper(%)   Zinc(%)
----------- --------------- -------------- ---------------- ----------- --------
  3215-22F             9.2           0.29             0.04        0.01      0.04
----------- --------------- -------------- ---------------- ----------- --------
                      16.7           0.22             0.14          LV      0.01
----------- --------------- -------------- ---------------- ----------- --------

Drill hole 3215-22F was completed at the end of the quarter encountering two gold bearing zones. The drill hole was significant for three main reasons:

o The drill hole encountered a broad zone of alteration and gold mineralization up to 200 feet thick.

o The value over 16.7 feet (southern intercept) appears to correlate with Zone 20 North. This intercept is the deepest and western most value on Zone 20 North encountering the zone at a depth of 9,900 feet below surface. The value lies on the current western limit of the present mineral resource estimate, suggesting that the strike length may be greater than presently indicated.

o The two intercepts are separated by 100 feet of altered felsic volcanics. Previously completed deep drilling has encountered similar mineralization, which was originally interpreted to be isolated gold values. The northern intercept grading 0.29 ounces of gold per ton over
         9.2 feet may be the indication of a new parallel zone.

Currently three drills are testing Zone 20 North at depth. Two drills are testing Zone 20 North along both the eastern and western resource limits at a depth of 7,800 feet below surface, while a third is testing the zone along the western resource margin at a depth of 8,800 feet below surface.

The infrastructure (rail installation, dump, locomotive charging station) has been completed for the Level 215 exploration drift and level development has commenced towards the west. It is expected that the first new drill station will be completed by early November. The Level 215 exploration drift will provide additional drill data that will be incorporated into a study evaluating the economic potential of the Penna Shaft at depth. In addition, the new exploration drift will act as the platform to test the unexplored ground near the western limits of the LaRonde property.

The eastern exploration program continued on the 20th Level exploration drift where an additional four drill holes below the level were completed. The drilling continued to trace the alteration zone, down the western plunge originally indicated by surface drilling. The alteration zone is open to the east and at depth. Currently, one drill is continuing to test the horizon at depth and to the east. A total of 587 feet of development drifting was completed during the quarter, with the drift now located 1,465 feet from the Sphinx property boundary, which is anticipated to be reached by the middle of 2003.

                                                                               5
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Grassroots Exploration

As previously disclosed, an option agreement was signed earlier this year between Agnico-Eagle and Breakwater Resources Ltd. for their Zulapa and Tonawanda properties, known collectively as the Lapa Property. Agnico-Eagle has the ability to earn a 60% interest over a five-year option period by completing certain work commitments. The Lapa Property is located in Cadillac Township, Quebec, and has the potential to host a gold mine similar to other mines located along the Cadillac-Larder Lake Break. Work by Breakwater between 1981-1989 resulted in a mineral inventory calculation of 1,854,659 tonnes at 0.19 ounces of gold per ton from all of the zones.

In 1999, Breakwater completed a four hole drill program designed to test "Zone A" and discovered a new gold bearing horizon, called the "Contact Zone" located approximately 160 feet to the north of "Zone A". This new zone consisted of a sericitized shear zone containing blue-grey quartz stringers and veins along with disseminated mineralization consisting of arsenopyrite, stibnite, pyrrhotite as well as visible gold found locally. The shear dipped vertically and was hosted by the Piche Group (ultramafic) and was located at the contact with the Cadillac Group (sediments). Three of the four holes returned the following results:

            ----------- --------------- -------------- -------------
                                  True   Gold(oz/ton)   Gold(oz/ton)
            Drill Hole   Thickness(ft)    Cut(1.0 oz)        (uncut)
            ----------- --------------- -------------- -------------
               LA99-02            26.2           0.29           0.39
            ----------- --------------- -------------- -------------
               LA99-03             9.8           0.34           0.42
            ----------- --------------- -------------- -------------
               LA99-04             6.5           0.25           0.25
            ----------- --------------- -------------- -------------

To date, Agnico-Eagle has completed 10,000 feet of drilling consisting of four holes. Three of these holes intersected the Contact Zone at a vertical depth of 2,100 feet below surface and along a strike length of 750 feet, which is open to the east, west and at depth. The holes returned the following results:

            ----------- --------------- -------------- -------------
                                  True   Gold(oz/ton)   Gold(oz/ton)
            Drill Hole   Thickness(ft)    Cut(1.0 oz)        (uncut)
            ----------- --------------- -------------- -------------
            118-02-01A             9.5           0.23           0.34
            ----------- --------------- -------------- -------------
            118-02-02B            14.9           0.32           0.32
            ----------- --------------- -------------- -------------
             118-02-03             5.9           0.13           0.13
            ----------- --------------- -------------- -------------


Hole 118-02-02B encountered auriferous mineralization in a second zone approximately 20 feet further north of the Contact Zone. This new zone returned
0.32 ounces per ton gold over a true thickness of 10.4 feet. A second phase drill program is planned for the fourth quarter and is designed to test the ore zone 500 feet below Agnico-Eagle's first set of holes as well as to test for the structures existence towards the east. This program should allow for the calculation of a mineral inventory and if necessary a possible third phase drill program would concentrate on infill drilling in order to calculate a mineral resource.

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The Longitudinal  illustrations  that detail the drill results presented in this report can be viewed and/or downloaded from the Company's website:


         www.agnico-eagle.com (Press Release) or
         --------------------
         http://files.newswire.ca/3/20N2.pdf
         -----------------------------------
         http://files.newswire.ca/3/20N3.pdf
         -----------------------------------
         http://files.newswire.ca/3/inf.pdf
         ----------------------------------
         http://files.newswire.ca/3/Qtz.pdf
         ----------------------------------
         http://files.newswire.ca/3/Results.pdf
         --------------------------------------
         http://files.newswire.ca/3/Zone22.pdf
         -------------------------------------


This report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at its LaRonde Mine.






October 24, 2002




Sean Boyd
President & Chief Executive Officer


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

Summarized Quarterly Data (Unaudited)                                                                Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                       Three months ended September 30,     Nine months ended September 30,
except where noted)                                              2002               2001              2002               2001
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Financial Data

Income and cash flow
Revenues from mining operations                            $      20,224      $      18,944     $      76,387      $      69,573
Net income (loss) for period                               $        (630)     $      (5,631)    $       3,207      $      (4,653)
Net income (loss) per share                                $       (0.01)     $       (0.08)    $        0.05      $       (0.07)
Operating cash flow (before non-cash working capital)      $       2,343      $         939     $      14,948      $      10,879
Operating cash flow per share                              $        0.03      $        0.01     $        0.22      $        0.16
Weighted average number of shares - basic (in thousands)          69,549             67,201            68,863             59,238

Operating and Financial Summary
LaRonde Division
Revenues from mining operations                            $      20,224      $      18,944     $      76,387      $      69,573
Mine operating costs                                              15,460             13,995            52,676             47,124
--------------------------------------------------------------------------------------------------------------------------------
Mine operating profit                                      $       4,764      $       4,949     $      23,711      $      22,449
================================================================================================================================

Tons of ore milled                                               456,818            386,929         1,425,234          1,324,317
Head grades:
     Gold                                                           0.13               0.13              0.15               0.14
     Silver                                                         2.25               2.48              2.34               2.36
     Zinc                                                           4.01%              5.22%             4.30%              5.26%
     Copper                                                         0.31%              0.20%             0.28%              0.19%
Recovery rates:
     Gold                                                          92.43%             91.29%            93.28%             92.95%
     Silver                                                        77.60%             76.80%            80.41%             80.10%
     Zinc                                                          67.20%             78.40%            78.28%             78.50%
     Copper                                                        63.60%             52.60%            63.44%             58.00%
Payable production:
     Gold (ounces)                                                50,073             45,928           184,948            168,488
     Silver (ounces in thousands)                                    547                570             1,990              1,927
     Zinc (pounds in thousands)                                   20,713             26,808            81,450             92,670
     Copper (pounds in thousands)                                  1,728                716             4,943              2,681
Realized prices per unit of production:
     Gold (per ounce)                                      $         314      $         284     $         307      $         271
     Silver (per ounce)                                    $        4.73      $        4.21     $        4.65      $        4.40
     Zinc (per pound)                                      $        0.37      $        0.37     $        0.36      $        0.42
     Copper (per pound)                                    $        0.74      $        0.66     $        0.75      $        0.75

Onsite operating costs per ton milled (Canadian dollars)   $          51      $          53     $          51      $          52
================================================================================================================================

Operating costs per gold ounce produced:
Onsite operating costs (including reclamation provision)   $         304      $         291     $         256      $         269
Less: Non-cash reclamation provision                                  (5)                (5)               (5)                (5)
         Net byproduct revenues                                     (102)              (121)             (108)              (133)
--------------------------------------------------------------------------------------------------------------------------------
Cash operating costs                                       $         197      $         165     $         143      $         131
Accrued El Coco royalties                                             11                 16                30                 13
--------------------------------------------------------------------------------------------------------------------------------
Total cash costs                                           $         208      $         181     $         173      $         144
Non-cash costs:
     Reclamation provision                                             5                  5                 5                  5
     Depreciation and amortization                                    66                 51                55                 49
--------------------------------------------------------------------------------------------------------------------------------
Total operating costs                                      $         279      $         237     $         233      $         198
================================================================================================================================


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


Consolidated Balance Sheets                               Agnico-Eagle Mines Limited
------------------------------------------------------------------------------------
 (thousands of United States dollars, US GAAP basis)  September 30,     December 31,
                                                               2002             2001
------------------------------------------------------------------------------------
                                                       (Unaudited)
ASSETS
Current
Cash and cash equivalents                             $      17,699    $      21,180
Metals awaiting settlement and gold bullion                  17,654           20,080
Income taxes recoverable                                        857              628
Inventories:
   In-process and unsold metal products                       5,137            5,854
   Supplies                                                   4,950            3,903
Prepaid expenses and other                                    3,633            3,822

Total current assets                                         49,930           55,467
Fair values of derivative financial instruments               2,656            6,851
Investments and other assets                                 12,100            6,035
Future income and mining tax assets                          26,886           27,196
Mining properties                                           341,919          301,221
------------------------------------------------------------------------------------
                                                      $     433,491    $     396,770
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities              $      12,134    $       9,423
Dividends payable                                               509            1,853
Income and mining taxes payable                                 271            1,231
Interest payable                                                407            2,052

------------------------------------------------------------------------------------
Total current liabilities                                    13,321           14,559
------------------------------------------------------------------------------------
Long-term debt                                              173,750          151,081
------------------------------------------------------------------------------------
Reclamation provision and other liabilities                   5,060            4,055
------------------------------------------------------------------------------------
Fair values of derivative financial instruments               5,489            7,026
------------------------------------------------------------------------------------
Future income and mining tax liabilities                     17,371           18,317
------------------------------------------------------------------------------------

Shareholders' Equity
Common shares
     Authorized - unlimited
     Issued - 69,722,269 (2001 - 67,722,853)                423,639          407,347
Contributed surplus                                           7,181            7,181
Deficit                                                    (194,013)        (197,220)
Accumulated other comprehensive loss                        (18,307)         (15,576)
------------------------------------------------------------------------------------
Total shareholders' equity                                  218,500          201,732
------------------------------------------------------------------------------------
                                                      $     433,491    $     396,770
====================================================================================


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

Interim Consolidated Statements of Income (Unaudited)                        Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------------------------
                                                            Three months ended        Nine months ended
(thousands of United States dollars,                             September 30,            September 30,
except per share amounts, US GAAP basis)                       2002       2001         2002        2001
-------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                            $ 20,224    $ 18,944    $ 76,387    $ 69,573
Interest and sundry income                                    2,160          40       2,773       3,369

-------------------------------------------------------------------------------------------------------
                                                             22,384      18,984      79,160      72,942
COSTS AND EXPENSES
Production                                                   15,460      13,995      52,676      47,124
Exploration                                                   1,081       2,697       2,724       4,583
Depreciation and amortization                                 3,313       3,230      10,242       9,756
General and administrative                                    1,364         882       3,863       2,941
Capital tax                                                     182         474       1,174       1,356
Interest                                                      1,833       2,846       5,486       9,731

-------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                            (849)     (5,140)      2,995      (2,549)

Foreign currency gain (loss)                                    439        (530)        940        (223)

Income (loss) before income and mining tax recoveries          (410)     (5,670)      3,935      (2,772)
Income and mining tax expense (recoveries)                      220         (39)        728       1,881
-------------------------------------------------------------------------------------------------------
Net income (loss) for the period                           $   (630)   $ (5,631)   $  3,207    $ (4,653)
=======================================================================================================

Net income (loss) per share - basic and diluted (note 3)   $  (0.01)   $  (0.08)   $   0.05    $  (0.07)
=======================================================================================================

Weighted average number of shares (in thousands)-
   basic                                                     69,549      67,201      68,863      59,238
   diluted                                                   80,923      77,953      80,237      69,991
=======================================================================================================

Comprehensive income (loss):

Net Income (loss) for the period                           $   (630)   $ (5,631)   $  3,207    $ (4,653)
Other comprehensive loss:
   Unrealized gain (loss) on hedging activities, net of
     related income taxes                                       557        --        (2,731)       --
   Cummulative transitional adjustment upon the
     adoption of FAS 133 related to the accounting
     for derivative instruments and hedging
     activities, net of related income taxes                   --          --          --        (1,785)
-------------------------------------------------------------------------------------------------------
Comprehensive income (loss) for the period                 $    (73)   $ (5,631)   $    476    $ (6,438)
=======================================================================================================


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

Interim Consolidated Statements of Deficit                 Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP basis)    September 30,     December 31,
                                                                2002             2001
-------------------------------------------------------------------------------------
                                                        (Unaudited)
Deficit
Balance, beginning of period                           $    (197,220)   $    (190,465)
Net income (loss) for the period                               3,207           (5,401)
Dividends declared                                              --             (1,354)
-------------------------------------------------------------------------------------
Balance, end of period                                 $    (194,013)   $    (197,220)
=====================================================================================



Accumulated other comprehensive loss
Balance, beginning of period                           $     (15,576)   $     (13,791)
Other comprehensive loss for the period                       (2,731)          (1,785)
=====================================================================================
Balance, end of period                                 $     (18,307)   $     (15,576)
=====================================================================================
























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

Interim Consolidated Statements of Cash Flows (Unaudited)                                     Agnico-Eagle Mines Limited
------------------------------------------------------------------------------------------------------------------------
                                                                            Three months ended         Nine months ended
(thousands of United States dollars, US GAAP basis)                              September 30,             September 30,
                                                                             2002         2001         2002         2001
------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss) for the period                                        $    (630)   $  (5,631)   $   3,207    $  (4,653)
Add (deduct) items not affecting cash from operating activities:
Depreciation and amortization                                               3,313        3,230       10,242        9,756
Provision for (recoveries of) future income and mining taxes                  541         (728)         541        2,028
Unrealized (gain) loss on derivative contracts                             (1,344)       1,177       (1,344)      (1,623)
Amortization of deferred interest and financing costs                         463          836        2,302        2,379
Other                                                                        --          2,055         --          2,992
------------------------------------------------------------------------------------------------------------------------
                                                                            2,343          939       14,948       10,879
Net change in non-cash working capital balances related to operations
Metals awaiting settlement and gold bullion                                11,913          926        2,426       (5,796)
Inventories                                                                  (507)      (1,940)        (330)      (2,603)
Prepaid expenses and other                                                   (124)        (631)         189          743
Income and mining taxes                                                      (649)        (718)      (1,189)       1,366
Accounts payable and accrued liabilities                                   (3,016)        (671)       2,712       (6,729)
Interest payable                                                           (1,659)      (1,443)      (1,645)      (1,445)
------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                              8,301       (3,538)      17,111       (3,585)
------------------------------------------------------------------------------------------------------------------------

Investing activities
Additions to mining properties                                            (21,486)      (9,421)     (50,940)     (26,476)
Increase in investments and other                                            (504)        (253)        (808)        (218)
------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                   (21,990)      (9,674)     (51,748)     (26,694)
------------------------------------------------------------------------------------------------------------------------

Financing activities
Dividends paid                                                                (25)        --         (1,344)      (1,114)
Common shares issued                                                        3,502        1,508       16,066       84,524
Financing cost                                                               --            164       (5,266)      (5,209)
Proceeds from long-term debt                                                 --           --        143,750        7,500
Repayment of the Company's senior convertible notes                          --           --       (122,169)        --
Resale of the Company's own shares held by a
   subsidiary company and other                                              --          1,082         --          7,479
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                        3,477        2,754       31,037       93,180
------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                 (400)        (464)         119         (394)
Net increase (decrease) in cash and cash equivalents                      (10,612)     (10,922)      (3,481)      62,507
Cash and cash equivalents, beginning of period                             28,311       87,335       21,180       13,906
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                $  17,699    $  76,413    $  17,699    $  76,413
========================================================================================================================

Other operating cash flow information:
Interest paid during the period                                         $   3,708    $   3,674    $  22,950    $   8,936
========================================================================================================================
Taxes paid (recovered) during the period                                $     663    $     688    $   3,302    $  (1,516)
========================================================================================================================




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

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)
--------------------------------------------------------------------------------

1.       Basis of Presentation

         Prior  to  January  1,  2002,  the  Company's   consolidated  financial
         statements were prepared under Canadian generally  accepted  accounting
         principles   ("Canadian  GAAP").  A  reconciliation  to  United  States generally  accepted  accounting  principles ("US GAAP") is presented in
         Note 11 to the 2001  annual  consolidated  financial  statements.  As a
         result  of  its  substantial  US  shareholder   base  and  to  maintain
         comparability  with other  companies  in the gold  sector,  the Company changed its primary basis of reporting to US GAAP effective  January 1,
         2002.  Interim  consolidated   financial  statements  and  the  related
         management  discussion  and analysis  prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2002 and the results of operations and cash flows for the three and nine month periods ended September 30, 2002 and 2001.

         Operating  results for the three and nine month periods ended September
         30, 2002 are not  necessarily  indicative  of the  results  that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited  interim  financial  statements should be read in conjunction
         with  the  fiscal  2001  annual  consolidated   financial   statements,
         including the accounting  policies and notes  thereto,  included in the
         Annual Report and Annual Information  Form/Form 20-F for the year ended
         December 31, 2001.

2.       Use of Estimates

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.       Capital Stock

         For the nine-month period ended September 30, 2002, weighted average number of shares for purposes of calculating basic and diluted earnings per share have been determined as follows (in thousands):

         Weighted average number of shares
           for purposes of calculating basic earnings per share          68,863        59,238
         Dilutive effect of employees stock options                       1,106         3,699
         Dilutive effect of the Company's convertible debentures         10,268         7,054
         ------------------------------------------------------------------------------------
         Adjusted weighted average number of shares,
           for purposes of calculating diluted earnings per share        80,237        69,991
         ------------------------------------------------------------------------------------


         The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the calculation of fully-diluted earnings per share.



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--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)
--------------------------------------------------------------------------------

3.       Capital Stock (continued)

         The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at September 30, 2002 were exercised:

         Common shares outstanding at September 30, 2002              69,722,269
         Convertible debenture [based on debenture holders' option]   10,267,919
         Employees' stock options                                      2,862,000
         -----------------------------------------------------------------------
                                                                      82,852,188
         =======================================================================

         Issued and outstanding capital includes the advances to officers and directors of $0.4 million (2001 - $0.4 million).

         During the nine-month period ended September 30, 2002,  1,887,600 (2001
         - 377,850) employee stock options were exercised for cash of $14.2 million (2001 - $1.9 million).

         The Company accounts for its stock-based plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees", which results in the recording of no compensation expense in Agnico-Eagle's circumstances. On a pro forma basis under Financial Standards Accounting Board ("FASB") Statement No. 123, for the nine-month period ended September 30, 2002, the Company would have reported net income of $1.5 million (2001 - $(5.1) million), after giving effect to the grants subsequent to 1994. The weighted average exercise price of options granted in 2002 amounted to C$16.14 per share. The estimated fair value of the options is amortized to expense over the options' vesting period, on a pro forma basis.

         Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions using a risk free interest rate of 5.5%; expected volatility of Agnico-Eagle's share price of 32.4%; expected dividend yield of 0.46% and an expected life of the options of 2 years.

         The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.






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

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

  Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)

--------------------------------------------------------------------------------


4.       Long-term debt

                                                  September 30, 2002    December 31, 2001
-----------------------------------------------------------------------------------------
                                                      (Unaudited)
         Convertible debenture (note 4(a))        $          143,750    $            --
         Senior convertible notes (note 4(b))                   --                121,081
         Revolving credit facility                            30,000               30,000
-----------------------------------------------------------------------------------------
                                                  $          173,750    $         151,081
=========================================================================================

(a)      Convertible debentures

         On February 11, 2002, Agnico-Eagle issued $143.75 million aggregate stated amount at maturity of convertible debentures due February 11, 2012 for net proceeds of $138.5 million after deducting underwriting commissions and other issue costs totalled $5.3 million. The debentures bear interest of 4.50% per annum payable in cash or in common shares, at the Company's option, semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 stated amount. The debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006 for cash.

(b)      Senior convertible notes

         In February 2002, the entire amount of the Company's senior convertible notes was called for redemption on March 18, 2002 for cash of $120.9 million. There is no gain or loss on the redemption of the Company's senior convertible notes.

5.       Recent Accounting Pronouncement

         Staff Accounting Bulletin No. 74 released by the staff of the U.S. Securities and Exchange Commission ("SEC") requires disclosures of certain information related to new accounting standards which have not been adopted due to delayed effective dates. FAS No. 143 on "Asset Retirement Obligations", which is effective for financial years beginning after June 15, 2002, requires asset retirement obligations to be initially measured at fair value at the time the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. Agnico-Eagle is currently evaluating the impact of adopting FAS No. 143. Effective January 1, 2002, the Company adopted FAS No. 144 on "Accounting for the Impairment of Long-Lived Assets", which sets out accounting criteria for the determination of impairment of long-lived assets. The adoption of FAS No. 144 has no material impact on the Company's financial results.





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QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
CANADIAN GAAP

Results of Operations

Agnico-Eagle Mines Limited reported second quarter net earnings of $0.2 million, or $(0.03) per share, compared to a loss of $4.8 million or $0.07 per share for the same period in 2001. For the nine months ended September 30, 2002, net income was $9.8 million, or $0.07 per share, compared to a loss of $6.2 million, or $0.10 per share for the same period in 2001. For a reconciliation of net earnings to earnings per share, please see note 3 to the Interim Consolidated Financial Statements prepared under Canadian GAAP. Earnings for the nine months ended September 30, 2002 included a net of tax gain of $8.7 million related to the redemption of the Company's 2004 senior convertible notes, of which $4.9 million was credited directly to net earnings and $3.8 million was credited to deficit in shareholders' equity. Third quarter operating cash flow was $1.4 million, or $0.02 per share, compared to $1.4 million, or $0.02 per share in 2001. For the nine months ended September 30, 2002, operating cash flow was $16.6 million, or $0.24 per share, compared to $10.9 million or $0.18 per share for the same period in 2001.

Excluding the El Coco royalty, cash costs to produce an ounce of gold in the third quarter increased to $197 per ounce from $165 per ounce in 2001. Total cash operating costs to produce an ounce of gold were $208 compared to $181 in the same quarter of 2001. Gold production increased by 9% to 50,073 ounces in the third quarter when compared to 2001. However, cash costs per ounce were adversely affected by lower zinc production and slightly low grades on increased ore throughput. On a per ton basis, minesite operating costs continue to decline as ore throughput increases. LaRonde mined and milled ore in the quarter at C$51 per ton, down from C$53 per ton in the same period of 2001. This is expected to gradually decrease to C$45 per ton once the mine and mill are optimized at the 7,000 ton per day rate.

Gold production in the fourth quarter 2002 is forecast to reach 100,000 ounces. Cash costs in the same period, excluding the El Coco royalty, are expected to be approximately $110 per ounce. The El Coco royalty is estimated to add $50 per ounce to cash costs in the fourth quarter.

As previously disclosed, gold production is expected to be below target for the year due to delays in accessing higher grade gold mining blocks in Zone 20 North at depth caused by delays in completing level and ventilation development. As a result, more emphasis was placed on production from the upper zinc/silver parts of Zone 20 North. The activity of development crews able to develop Zone 20 North was curtailed by ventilation capacity at depth as well as record high temperatures experienced during the summer. Improvements in the ventilation system and normally cooler fall temperatures have resulted in a significant improvement in development performance. In addition, as previously disclosed, an electrical failure of the SAG mill drive resulted in 11 days of lost production in July.

After a scheduled 6-day shutdown in early October, the mill was commissioned and attained the new capacity of 7,000 tons per day within 48 hours. Since startup, ore throughput has averaged 7,500 tons per day, with peak daily rates of 7,900 tons, and daily payable gold production has averaged 1,100 ounces. Currently the mine and the mill are operating at the newly expanded production rate with gold ore from the lower levels of the mine providing approximately 35% of the mill feed. Approximately 85% of the ore processed in 2003 is expected to be sourced from the lower gold-rich levels of the mine, resulting in increased gold production in 2003.


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Liquidity and Capital Resources

At September 30, 2002, Agnico-Eagle's consolidated cash and cash equivalents were $17.7 million while working capital was $36.6 million. Including the undrawn portion of its bank credit facility, the Company has $112.7 million of available cash resources.

Cash flow from operating activities for the nine months ended September 30, 2002 improved to $16.6 million from $10.9 million for the first nine months of 2001. Second quarter cash flow was unchanged at $1.4 compared to the third quarter of 2001. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense; offset somewhat by lower byproduct metal prices.

For the nine months ended September 30, 2002, capital expenditures were $50.9 million compared to $26.5 million in the corresponding 2001 period. The increase is attributable to more intensive underground development and the mill expansion associated with the expansion of the LaRonde operation to 7,000 tons per day. For the full year, capital expenditures at the LaRonde Mine are expected to be $55 million, approximately $10 million above budget due to overruns associated with the delays in underground development, the replacement of the electrical drive in the SAG mill, the addition of an underground spot cooling system and the acceleration of tailings dam construction. Consolidated capital expenditures for the Company are projected to be $60 million, including $5 million of capitalized interest expense and foreign exchange translation losses.





















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

Consolidated Balance Sheets         Agnico-Eagle Mines Limited
---------------------------------------------------------------------------------------
 (thousands of United States dollars, CDN GAAP basis)    September 30,     December 31,
                                                                  2002             2001
---------------------------------------------------------------------------------------
                                                          (Unaudited)
ASSETS
Current
Cash and cash equivalents                                $      17,699    $      21,180
Metals awaiting settlement and gold bullion                     17,654           21,009
Income taxes recoverable                                           315              628
Inventories:
   In-process and unsold metal products                          5,137            5,171
   Supplies                                                      4,950            3,903
Prepaid expenses and other                                       4,652            5,235

Total current assets                                            50,407           57,126
---------------------------------------------------------------------------------------
Investments and other assets                                    12,292           12,151
Future income and mining tax assets                             20,567           22,055
Mining properties                                              345,316          304,180
---------------------------------------------------------------------------------------
                                                         $     428,582    $     395,512
=======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                 $      12,134    $       9,423
Dividends payable                                                  509            1,853
Income and mining taxes payable                                    271            1,231
Interest payable                                                   407            2,052

---------------------------------------------------------------------------------------
Total current liabilities                                       13,321           14,559
---------------------------------------------------------------------------------------
Long-term debt                                                  30,000          147,266
---------------------------------------------------------------------------------------
Reclamation provision and other liabilities                      5,060            4,055
---------------------------------------------------------------------------------------
Future income and mining tax liabilities                        18,827           18,317
---------------------------------------------------------------------------------------

Shareholders' Equity
Common shares
     Authorized - unlimited
     Issued - 69,722,269 (2001 - 67,722,853)                   263,871          247,965
Convertible debentures                                          90,590             --
Other paid-in capital                                           55,028           14,521
Contributed surplus                                              5,566            5,560
Deficit                                                        (53,681)         (56,731)
---------------------------------------------------------------------------------------
Total shareholders' equity                                     361,374          211,315
---------------------------------------------------------------------------------------
                                                         $     428,582    $     395,512
=======================================================================================

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

Interim Consolidated Statements of Income (Unaudited)                        Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------------------------
                                                             Three months ended       Nine months ended
(thousands of United States dollars,                              September 30,           September 30,
except per share amounts, CDN GAAP basis)                      2002        2001        2002        2001
-------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                            $ 21,024    $ 18,946    $ 75,458    $ 68,537
Interest and sundry income                                      167       1,213         919       1,729
-------------------------------------------------------------------------------------------------------
                                                             21,191      20,159      76,377      70,266
COSTS AND EXPENSES
Production                                                   15,362      13,995      51,895      46,755
Exploration                                                   1,081       2,697       2,724       4,583
Depreciation and amortization                                 3,313       2,521       9,802       8,265
General and administrative                                    1,364         882       3,863       2,941
Capital tax                                                     182         474       1,174       1,356
Interest                                                         15       3,279       2,005      11,005
Foreign currency (gain) loss                                   (577)      1,112        (753)      1,864
-------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                             451      (4,801)      5,667      (6,503)
Gain on settlement of the Company's senior
   convertible debentures                                      --          --         6,184        --
-------------------------------------------------------------------------------------------------------
Income (loss) before income and mining taxes                    451      (4,801)     11,851      (6,503)
Income and mining tax expense (recoveries)                      298        --         2,027        (333)
-------------------------------------------------------------------------------------------------------
Net income (loss) for the period                           $    153    $ (4,801)   $  9,824    $ (6,170)
=======================================================================================================

Net income (loss) per share - basic and diluted (note 3)   $  (0.03)   $  (0.07)   $   0.07    $  (0.10)
=======================================================================================================

Weighted average number of shares (in thousands)-
   basic                                                     69,549      67,201      68,863      59,238
   diluted                                                   80,923      77,953      80,237      69,991
=======================================================================================================



Interim Consolidated Statements of Deficit(Unaudited)                        Agnico-Eagle Mines Limited
-------------------------------------------------------------------------------------------------------
                                                             Three months ended       Nine months ended
(thousands of United States dollars,                              September 30,           September 30,
except per share amounts, CDN GAAP basis)                      2002        2001        2002        2001
-------------------------------------------------------------------------------------------------------

Deficit
Balance, beginning of period                               $(51,326)   $(43,622)   $(56,731)   $(36,880)
Net income (loss) for the period                                153      (4,801)      9,824      (6,170)
-------------------------------------------------------------------------------------------------------
                                                            (51,173)    (48,423)    (46,907)    (43,050)
Interest costs associated with the Company's
   convertible debentures                                    (2,508)       --        (5,341)       --
Gain on settlement of conversion option related to
   the Company's senior convertible notes, net of
   related taxes                                               --          --         3,833        --
Financing costs                                                --           164      (5,266)     (5,209)
-------------------------------------------------------------------------------------------------------
Balance, end of period                                     $(53,681)   $(48,259)   $(53,681)   $(48,259)
=======================================================================================================


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

Consolidated Statements of Cash Flows (Unaudited)                                Agnico-Eagle Mines Limited
-----------------------------------------------------------------------------------------------------------
                                                               Three months ended         Nine months ended
(thousands of United States dollars,                                September 30,             September 30,
except per share amounts, Canadian GAAP basis)                  2002         2001         2002         2001
-----------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss) for the period                           $     153    $  (4,801)   $   9,824    $  (6,170)
Add (deduct) items not affecting cash:
   Depreciation and amortization                               3,313        2,521        9,802        8,265
   Future income and mining taxes                               --           (243)       1,300          694
   Gain on settlement of the Company's senior
     convertible notes                                          --           --         (6,184)        --
   Amortization of deferred interest and financing costs
     on long-term debt and other                              (2,026)       3,922        1,886        8,109
-----------------------------------------------------------------------------------------------------------
                                                               1,440        1,399       16,628       10,898
Net change in non-cash working capital balances:
   Metals awaiting settlement and gold buillon                11,913          926        3,355       (4,760)
   Inventories                                                  (508)      (1,939)      (1,014)      (2,973)
   Prepaid expenses and other                                    230       (1,102)         583        1,181
   Accounts payable and accrued liabilities                   (3,010)        (661)       2,711       (6,728)
   Income and mining taxes recoverable and payable              (107)        (718)        (647)         242
   Interest payable                                           (1,659)      (1,443)      (1,645)      (1,445)
-----------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                 8,299       (3,538)      19,971       (3,585)
-----------------------------------------------------------------------------------------------------------

Investing activities
Additions to mining properties                               (21,486)      (9,421)     (50,940)     (26,476)
Increase in investments and other                               (504)        (253)        (837)        (218)
-----------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                      (21,990)      (9,674)     (51,777)     (26,694)
-----------------------------------------------------------------------------------------------------------

Financing activities
Dividends paid                                                   (25)        --         (1,344)      (1,114)
Common shares issued                                           3,502        1,508       16,066       84,524
Financing cost                                                  --            164       (8,099)      (5,209)
Proceeds from long-term debt                                    --           --        143,750        7,500
Repayment of the Company's senior convertible notes             --           --       (122,169)        --
Resale of the Company's own shares held by a
   subsidiary company and other                                 --          1,082         --          7,479
-----------------------------------------------------------------------------------------------------------
Cash flows from financing activities                           3,477        2,754       28,204       93,180
-----------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash
   and cash equivalents                                         (398)        (464)         121         (394)
Net increase (decrease) in cash and cash equivalents         (10,612)     (10,922)      (3,481)      62,507
Cash and cash equivalents, beginning of period                28,311       87,335       21,180       13,906
 -----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                   $  17,699    $  76,413    $  17,699    $  76,413
===========================================================================================================

Other operating cash flow information:
Interest paid during the period                            $   3,708    $   1,477    $  22,950    $   8,936
===========================================================================================================
Taxes paid (recovered) during the period                   $     663    $     317    $   3,302    $  (1,516)
===========================================================================================================

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

--------------------------------------------------------------------------------
                           AGNICO-EAGLE MINES LIMITED

              Notes to Interim Consolidated Financial Statements,
                        Canadian GAAP basis (Unaudited)
--------------------------------------------------------------------------------

1.       Basis of Presentation

         The accompanying unaudited interim consolidated financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Audited Annual Financial Statements for the year ended December 31, 2001.


         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

         Operating  results for the three and nine month periods ended September
         30, 2002 are not  necessarily  indicative  of the  results  that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited  interim  financial  statements should be read in conjunction
         with  the  fiscal  2001  annual  consolidated   financial   statements,
         including the accounting  policies and notes  thereto,  included in the
         Annual  Report  and  Audited  Financial  Statements  for the year ended
         December 31, 2001.

2.       Use of Estimates

         The  preparation of the interim  consolidated  financial  statements in conformity  with  generally  accepted  accounting  principles  requires management to make  estimates and  assumptions  that affect the amounts
         reported  in  the  interim   consolidated   financial   statements  and
         accompanying notes.  Management believes that the estimates used in the preparation  of  the  interim  consolidated  financial  statements  are reasonable and prudent; however, actual results could differ from these estimates.

3.       Net income per share

         For the purposes of  calculating  earnings per share,  the Company uses net income  after  deducting  interest  charges on the  Company's  2012 convertible  debentures.  The 2012 convertible debenture issued in 2002 is presented,  in its entirety, as an equity instrument and as such the interest is recorded as a direct charge to retained earnings.  Below is a  reconciliation  of net income per  financial  statements  to the net income used in computing net income per share.

                                                                      ----------------------------------------
                                                                      Three months ended    Nine months ended
                                                                      September 30, 2002    September 30, 2002
                                                                      ----------------------------------------

         Net income, per financial statements                         $              153    $             9,824
         Less:  Interest on 2012 convertible debenture charged
                directly to retained earnings                                     (2,508)                (5,341)
                                                                      -----------------------------------------

         Net income used in the computation of net income per share   $           (2,355)               $ 4,483
                                                                      =========================================



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                           AGNICO-EAGLE MINES LIMITED

               Notes to Interim Consolidated Financial Statements,
                        Canadian GAAP basis (Unaudited)
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3.       Net income per share (cont'd)

         The Company's 2012 convertible debentures are anti-dilutive and thus have not been included in the computation of fully-diluted net income per share.

4.       Reconciliation of United States and Canadian GAAP

         The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company has followed in its US GAAP basis consolidated financial statements. Some of the more significant differences between Canadian and US GAAP that impact the consolidated financial statements are as follows:

(a) Effective January 1, 1999, Agnico-Eagle adopted the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Under US GAAP, prior period's consolidated financial statements were translated to US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach has been applied from January 1, 1994. Under Canadian GAAP, Agnico-Eagle's consolidated financial statements for all periods up to December 31, 1998 have been translated into US dollars using the closing spot Canadian and US exchange rate of $1.5333. The use of different exchange rates and the different adoption dates for US and Canadian GAAP purposes gave rise to a $14.0 million deficit in the cumulative translation adjustment account within US GAAP shareholders' equity as at June 30, 2002 and 2001.

(b) Under Canadian GAAP, Agnico-Eagle presents the 2012 convertible debenture issued in 2002, in its entirety, as an equity instrument. The fair value of the conversion option associated with the senior convertible notes on the date of issuance was $55.0 million and is reflected as "Other paid-in capital". The fair value of Agnico-Eagle's obligation to the convertible debenture holders for the principle payments, at the time of issuance of $88.75 million, together with any accrued deferred interest is reflected as a long-term liability, carried at amortized cost and is included as a component of shareholders' equity. Interest costs related to the convertible debentures are charged to retained earnings as incurred, but are included as a component of the Company's net earnings for purposes of calculating earnings per share under Canadian GAAP.

         Also,  $5.3  million  of  financing  costs  associated  with  the  2012 convertible debentures, which is accounted for as deferred financing costs under US GAAP has been charged against retained earnings under Canadian GAAP.

         In March 2002, the Company redeemed the entire amount of the outstanding 2004 senior convertible notes for cash of $120.9 million. Under Canadian GAAP, this transaction resulted in a gain of $8.7 million, net of related income taxes of $2.2 million, of which $3.8 million (related taxes of $0.9 million) was credited to deficit and $4.9 million (related taxes of $1.3 million) was recognized in earnings.


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                           AGNICO-EAGLE MINES LIMITED

               Notes to Interim Consolidated Financial Statements,
                        Canadian GAAP basis (Unaudited)
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4.       Reconciliation of United States and Canadian GAAP (cont'd)

(c) Under US GAAP, amortization of mining properties, other than the milling facilities at the LaRonde Mine, is calculated using the unit-of-production basis using only the proven and probable reserves of the mine. Depreciation of the milling facilities at the LaRonde Mine is determined, net of residual value, using the straight-line method based on the estimated useful lives of the assets, which does not exceed 20 years. Under Canadian GAAP, the amortization of mining properties is calculated using the unit-of-production basis using the proven and probable reserves and non-reserve material of the mine when sufficient objective evidence exists to support a conclusion that is probable that the non-reserve material will be produced.

(d) Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. In particular, the Company uses over-the-counter put and call option metals and foreign exchange contracts to hedge against its net revenues from mining operations and its costs of production, respectively. For fiscal years up to December 31, 2000, unrealized gains and losses on these contracts were included in the determination of income with the exception of the gold puts purchased which are accounted for as a component of the related hedged transaction under US GAAP.






















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